Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of outcome of the Board Meeting under Regulation 30 and Regulation 51 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

Mumbai, July 25, 2023: In terms of Regulation 30 and Regulation 51 read with Schedule III of the SEBI Listing Regulations, we hereby inform you that the Board of Directors (“Board”) of Tata Motors Limited (“the Company”) at its Meeting held today, i.e., on July 25, 2023, based on the recommendations of the Audit Committee and Committee of Independent Directors, approved a Scheme of Arrangement amongst the Company and its shareholders and creditors, under Section 230-232 of the Companies Act, 2013 (“the Act”) and other applicable provisions of the Act and Rules framed thereunder, inter alia, for reduction of capital of the Company by way of cancellation of the entire ‘A’ Ordinary Shares of the Company and issuance and allotment of the Ordinary Shares, which would rank pari passu with the existing Ordinary Shares in the Company, as consideration for such reduction of capital (“Scheme”), subject to obtaining of all regulatory approvals/permissions, as applicable in this regard. The Scheme is subject to necessary approvals including that from Securities & Exchange Board of India (“SEBI”), the shareholders and creditors of the Company and the Hon’ble National Company Law Tribunal (“NCLT”).

The Company shall approach the NCLT for approval of the Scheme under Section 230-232 of the Act and other applicable provisions of the Act read with the SEBI Master Circular bearing no. SEBI/HO/CFD/PoD-2/P/CIR/2023/93 ‘Master Circular on (i) Scheme of Arrangement by Listed Entities and (ii) Relaxation under Sub-rule (7) of rule 19 of the Securities Contracts (Regulation) Rules, 1957’ dated June 20, 2023, and SEBI Operational circular no. SEBI/HO/DDHS/ DDHS_Div1/P/CIR/2022/0000000103 dated July 29, 2022, as amended from time to time and any other applicable SEBI Circulars (collectively the “SEBI Scheme Circulars”).

The details required to be disclosed under Regulation 30 and Regulation 51 of the SEBI Listing Regulations including all circulars and notifications issued thereunder, as amended from time to time read with the SEBI Master Circular bearing no. SEBI/HO/CFD/PoD2/CIR/P/2023/120 ‘Master circular for compliance with the provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 by listed entities’ dated July 11, 2023 and the SEBI circular bearing no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 ‘Disclosure of material events / information by listed entities under Regulations 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015’ dated July 13, 2023, are reproduced hereunder as Annexure A to this intimation. Also reproduced hereunder is the press release on the said matter as Annexure B.

The Board Meeting commenced at 11.30 A.M. (IST) and ended at 3.20 P.M. (IST).

We request the exchanges to take the aforesaid disclosure in their records.

ANNEXURE A

Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Sl. No.	Particulars	Details
Details and reasons for restructuring

The restructuring being undertaken through a Scheme of Arrangements which, inter alia, provides for:

(a) reduction by way of cancellation of all the ‘A’ Ordinary Shares of the Company and the issuance and allotment of the Ordinary Shares, as consideration for such reduction. The Ordinary Shares issued by the Company as the consideration pursuant to the Scheme is hereinafter referred to as ‘New Ordinary Shares’;

(b) creation of a Trust which will receive the New Ordinary Shares from the Company on behalf and for the benefit of each of the Relevant Shareholders as contemplated under the Scheme and the mechanism to discharge obligations and completion in terms of the Scheme;

(c) various other matters incidental to, consequential to and/ or otherwise connected with the above, under Section 230 – Section 232 and other applicable provisions of the Act and the SEBI Scheme Circulars.

Upon effectiveness of the Scheme, the Company shall issue 7 fully paid up New Ordinary shares of face value of INR 2 (Indian Rupees Two only) for every 10 ‘A’ Ordinary Shares of face value of INR 2 (Indian Rupees Two only) as a consideration for the reduction and cancellation of ‘A’ Ordinary Shares.

For the purposes of, inter alia, transfer of the consideration for the reduction of the ‘A’ Ordinary Shares by the Company to the relevant shareholders, the Company will, prior to the date of effectiveness of the Scheme, settle a trust. The trust will receive the New Ordinary Shares from the Company on behalf and for the benefit of each of the relevant shareholders as contemplated in the Scheme and will thereafter, post-sale of the requisite number of New Ordinary Shares required to discharge certain obligations, inter alia, in relation to taxes payable and completion of the other actions as specified in the Scheme, distribute the remaining New Ordinary Shares to the relevant shareholders in terms of the Scheme.

The issuance of consideration in the form of New Ordinary Shares rather than cash is expected to have various benefits, including:

(i) preserving liquidity for the Company’s growth;

(ii) allowing the holders of the ‘A’ Ordinary Shares to continue to participate in the Company’s performance through the Ordinary Shares; and

Sl. No.	Particulars	Details

(iii) other benefits as set out in the Scheme.

The Company issued the ‘A’ Ordinary Shares in 2008 as part of a rights issue with the objective of, inter alia, funding certain overseas investments. The rights attached to the ‘A’ Ordinary Shares are similar to the rights attached to the Ordinary Shares in all respects except as to voting and dividend. Subsequent regulatory changes restricted the issuance of shares with differential voting rights, resulting in a narrow market for similar instruments. The discount in the price at which the ‘A’ Ordinary Shares trade vis-à-vis the Ordinary Shares has increased since the date of listing of the ‘A’ Ordinary Shares. This has the effect of significantly understating the Company’s market capitalization, contributes to a complex capital structure and increases administrative complexity vis-à-vis maintaining 2 (two) separate classes of shares and therefore, the Company seeks to reorganise its share capital in accordance with Section 230 232 of the Act by cancelling and extinguishing ‘A’ Ordinary Shares and paying consideration to the holders of the ‘A’ Ordinary Shares in the form of New Ordinary Shares.

The reorganization of share capital envisaged by the Scheme is expected to:

(a) simplify and consolidate the Company’s capital structure and preserve liquidity for the Company’s growth; and

(b) be value accretive and beneficial for all shareholders of the Company, and allow the holders of the ‘A’ Ordinary Shares and Ordinary Shares to continue to participate in the Company’s performance.

Quantitative and/ or qualitative effect of restructuring

The reduction of the ‘A’ Ordinary Shares contemplated by the Scheme will not affect the ability of the Company to meet its financial obligations/ commitments. The Scheme will not have any adverse impact on the creditors and will be in the best interest of the concerned stakeholders of the Company, including the holders of Ordinary Shares and the holders of ‘A’ Ordinary Shares.

Details of benefit, if any, to the promoter/promoter group/group companies from such proposed restructuring

There are no unique benefits that will accrue to the promoter/promoter group due to the Scheme which will not accrue to other shareholders. As on date, both the promoter/ promoter group as well as the public hold ‘A’ Ordinary Shares and upon effectiveness of the Scheme, the effective voting rights of the promoter/promoter group will reduce by 3.16%.

	Brief details of change in shareholding pattern (if any) of all entities	Please refer to Attachment 1

ATTACHMENT 1

TATA MOTORS LIMITED - SHAREHOLDING PATTERN AS ON JUNE 30, 2023 (Pre)
	'A' Ordinary Shares		Ordinary Shares		Voting Rights
	No. of Shares	%	No. of Shares	%	'A' Ordinary Shares*	Ordinary Shares	Combined
Promoter & Promoter Group	3,90,02,948	7.67	1,54,08,85,009	46.39	39,00,295	1,54,08,85,009	45.81
Public	46,94,99,948	92.33	1,78,06,05,573	53.61	4,69,49,995	1,78,06,05,573	54.19
Total	50,85,02,896	100.00	3,32,14,90,582	100.00	5,08,50,290	3,32,14,90,582	100.00
* ‘A’ Ordinary Shareholders are entitled to one vote for every ten ‘A’ Ordinary Shares held by them.

TATA MOTORS LIMITED – EXPECTED SHAREHOLDING POST EFFECTIVENESS OF THE SCHEME (Post)
	Existing Ordinary Shares		New Ordinary Shares to be issued**		Total Ordinary Shares		Voting Rights
	No. of Shares	%	No. of Shares	%	No. of Shares	%	Difference in Pre & Post Effectiveness of Scheme Voting Rights (%)
Promoter & Promoter Group	1,54,08,85,009	46.39	2,73,02,063.60	7.67	1,56,81,87,073	42.64	-3.16
Public	1,78,06,05,573	53.61	32,86,49,963.60	92.33	2,10,92,55,537	57.36	3,16
Total	3,32,14,90,582	100.00	35,59,52,027	100.00	3,67,74,42,609	100.00	0.00

** Upon effectiveness of the Scheme, the Company shall issue 7 fully paid up New Ordinary shares of face value of INR 2 (Indian Rupees Two only) for every 10 ‘A’ Ordinary Shares of face value of INR 2 (Indian Rupees Two only) as a consideration for the reduction and cancellation of ‘A’ Ordinary Shares.

Annexure B

Simplification and consolidation of capital structure

•
The Board of Tata MotorsLtd has approved a Schemeof Arrangement for a capitalreduction of the ‘A’ Ordinary shares and issueOrdinary shares as a consideration for the reduction.
•
The Capital Reduction Consideration translates to a 23% premium1 to the ‘A’ Ordinary Share price.
•
This will resultin a 4.2% reductionin the number of outstanding equityshares, making it value accretive for all shareholders.
•
The termination of the ADS program alongwith the proposedscheme of capitalreduction of ‘A’ Ordinary shares will simplify and consolidate all traded equitysecurities of Tata Motors into Ordinary Shares listed only on NSE and BSE.
•
The above transaction is subject to regulatory and shareholder approvals.

Mumbai, July 25, 2023:

Post completion of delisting of the AmericanDepository Shares from the New York Stock Exchange as of 23rd January 2023, Tata Motors Ltd (“TML”)) has currently two types of listed equity securities, namely Ordinary Shares and ‘A’ Ordinary Shares. The‘A’ Ordinary Shares carry 1/10th of voting rights of Ordinary Shares and are entitled to five percentage points higher dividend. To further simplify the capital structure, the Board of Directors of TML, have today approved a Scheme of Arrangement (“Scheme”) for cancellation of ‘A’ OrdinaryShares, and issue of 7 Ordinary Sharesfor every 10 ‘A’ Ordinary Shares as consideration (“Capital Reduction Consideration”).

The ‘A’ Ordinaryshares were first issued by TML in 2008 and subsequently in a furtherQIP in 2010 and rightsissue in 2015. Regulatory changes have since restricted the issuance of such instruments with differential votingrights and TML remains the only large listed corporate with such an instrument. The ‘A’ Ordinary Shares currently trade at ~ 43%1 discount to Ordinary Shares. The Capital Reduction Consideration implies a 23% premium1 on the previous day’s closing share price of ‘A’ Ordinary shares, translating to 30% discount1 over Ordinary Share price and significantly below its historical averages. The Scheme will lead to a reduction in the outstanding equity shares by 4.2%, making it value accretive for all shareholders.

The Scheme also envisages creation of a Trust with an independent third party acting as a Trustee, to operationalize the various actions required to give effect to the Scheme in accordance with applicable laws. The Trust shall receive the Ordinary shares issued by TML to the ‘A’ Ordinary holders and will then issue the Ordinary Shares as per the Capital Reduction Consideration on a ‘net’ basis to the ‘A’ Ordinary shareholders, post settlement of applicable taxes.

The Scheme is subject to regulatory and shareholder approvals. PWC is the independent registered valuer for the transaction, with Citigroup and Axis Capital acting as fairness opinion providers for the ‘A’ Ordinary and Ordinary shareholders respectively. Cyril Amarchand Mangaldas are the legal advisor to TML for the transaction.

1. Basis closing price of ‘A’ Ordinary Sharesand Ordinary Shareprice on NSE as of 24th July 2023

- ENDS -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.